Exhibit 99.2

This business combination involves the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

(Reference Translation of the Japanese Original)

February 2, 2012

To whom it may concern:

Company Name: Hulic Co., Ltd.
Name of Representative: Saburo Nishiura, President and Representative Director
(Stock Code: 3265, First Section of the Tokyo Stock Exchange)
Contact: Hajime Kobayashi, Executive
General Manager of Planning Division
(Tel: +81-3-3271-7509)

Company Name: Shoei Co., Ltd.
Name of Representative: Masao Fujioka, President and CEO
(Stock Code: 3003, First Section of the Tokyo Stock Exchange)
Contact:  Takashi Masuda, Division Executive,
General Manager of Corporate Planning and Finance
(Tel: +81-3-3292-3383)

Notification with Respect to the Forecast of Fiscal Year 2012 Earnings and Dividends

Today, Hulic Co., Ltd. (“Hulic”) and Shoei Co., Ltd. (“Shoei,” and together with Hulic, the “Companies”) disclosed their respective summary of financial results　for the year ended December 31, 2011, and in connection with such disclosure, we hereby provide notice of the forecast of earnings and dividends for the fiscal year ending December 31, 2012 for the surviving company (the “New Company”) of the proposed merger (the “Merger”), under which Hulic will merge into Shoei, with Shoei as the surviving company.

　　The Merger is subject to the approval of proposals with respect to the Merger at the general meeting of shareholders of both Companies scheduled to be held on March 23, 2012, as well as the approval of nominations for appointments of Shoei’s executive officers, amendment of Shoei’s charter, compensation of the executive officers and nominations for appointments of members of the board of auditors at the general meeting of shareholders of Shoei scheduled to be held on the same day.
While the surviving company of the proposed Merger will be Shoei, we have provided below the previous year earnings results of the relatively larger Hulic for your reference in order to provide continuity and ease of comparison in connection with the disclosure of the full-year earnings forecast.

***

1. Full-Year Forecast of Earnings for the Fiscal Year Ending December 31, 2012 (January 1, 2012 – December 31, 2012)

　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　(Unit: Millions of yen (except net income per share))
	Operating Revenue (Total Sales)	Operating Income	Ordinary Income	Net Income for the Period	Net Income per share (JPY)
Full-Year Forecast	80,000	21,500	18,000	9,500	33.08
(For Reference) Results for the Period Ended December 31, 2011)
Hulic Co., Ltd.	74,738	19,841	16,896	9,336	54.65
(Note:  Net income per share for fiscal year ending December 31, 2012 is derived by using the average of the number of shares of Shoei’s stock prior to the effective date of the Merger and the number of shares of the New Company’s stock after the Merger.  Consequently, such net income per share for fiscal year 2012 cannot be compared easily to the prior fiscal year.

　This forecast of consolidated earnings for the period ending December 31, 2012 does not include the impact of goodwill or other factors occurring as a result of the Merger, and was calculated by summing Hulic’s full fiscal year (January 1, 2012 – December 31, 2012) forecast of consolidated earnings and Shoei’s forecast of consolidated earnings for the second half of fiscal year 2012 (July 1, 2012 – December 31, 2012), each without assuming the Merger.
We project that operating revenue will increase as a result of income generated from the completion of a reconstruction project and the impact of the Merger.  In addition, in conjunction with the increase in operating revenue, we also forecast that operating income, ordinary income and net income for the period will also increase. With respect to net income for the period, while we expect to record extraordinary losses in connection with the reconstruction of Hulic’s Shinjuku Building, we forecast that net income for the period will exceed the amount recorded for the same period of the previous year even after recording such a loss.

Forward-looking statements such as the earnings forecast contained in this press release are based on an analysis of all information available as of the date of this press release and certain assumptions which we consider to be reasonable. It is possible that fluctuations in the operating environment or a variety of other factors could have a potentially material impact on actual business results.
　We will provide notice of the earnings forecast which reflect the impact of goodwill and other factors resulting from the Merger as soon as such forecast becomes available.

2. Dividend Forecast at the End of Fiscal Year 2012

　Hulic has a basic policy to continuously provide stable dividends that aims to enhance accumulation necessary to reinforce a stable and long-term business foundation while passing on profits to shareholders.  In addition, we believe it is equally important to provide dividends in accordance with trends of its performance. The New Company will continue to adhere to this policy and will make efforts to pass on profits to shareholders.
　Under this policy, we forecast that the fiscal year-end dividend will be 2 yen per share, assuming the completion of the Merger and the achievement of the earnings forecast for the New Company.
　The forecast of interim-period dividends prior to the Merger has been disclosed in the summary of financial results for the year ended December 31, 2011 of the respective Companies, but Hulic forecasts an interim-period dividend of 6 yen per share and Shoei forecasts no interim-period dividend.

End of Document